Exhibit 99.1

PowerBank Announces Safe Harbor of 30 MW and 31 MWh of Distributed Solar and Energy Storage Projects

$74.3 Million USD Construction Value of Projects

$29.7 Million USD Estimated Value of Potential Tax Credits

Projects Expected to Power Equivalent of 3,500 Homes

Community Solar and Energy Storage Projects Remain Eligible for 30% Investment Tax Credit and Potential Bonus Adders

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025 to its short form base shelf prospectus dated May 7, 2025

Toronto, Ontario, June 9, 2026 — PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a vertically integrated independent North American energy company, is pleased to announce the execution of equipment procurement agreements for 8 distributed solar and energy storage projects (the “Projects”) across New York and Pennsylvania through its wholly owned subsidiary Abundant Solar Power Inc. The Projects, once financed, constructed and operational, are expected to bring approximately 30 MW DC of solar and 31 MWh of energy storage to the United States. This procurement is expected to enable the Projects to remain eligible for United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025. Physical work on the procured equipment is expected to safe harbor the Projects by through the IRS Physical Work Test prior to the July 4, 2026 deadline under the United States One Big Beautiful Bill Act.

This announcement follows the Safe Harbour of an additional 15 solar and energy projects in New York State. PowerBank has now ensured that 23 solar and energy storage projects, with a combined total of 97 MW DC and 42 MWh, are expected to remain eligible for the United States federal Investment Tax Credits.

The value of the Investment Tax Credits associated with the Projects being harbored safely through this procurement is estimated at $29.7 million USD, while the total construction value of the portfolio is estimated at $74.3 million USD.

PowerBank has the option to continue as the owner on some or all of the Projects under its expanding portfolio as an Independent Power Producer, and intends on delivering the full EPC scope for the Projects whether it retains ownership or not.

The Company has leveraged its strong relationships with Tier 1 suppliers to secure the major equipment order of transformers necessary for the Projects. Subject to the receipt of permits and financing, commercial operation of the 8 projects is expected to occur over the next several years.

Investment Tax Credits have been available for solar projects since 2006, providing a 30% tax credit for commercial solar installations that meet specific requirements, with opportunities for ITC bonus adders. The One Big Beautiful Bill Act, signed into law on July 4, 2025, specifies that the Section 48E Investment Tax Credit for solar facilities will be phased out, and projects which have begun construction on or before July 4, 2026, will remain eligible for the tax credits.

PowerBank’s proven expertise, with over 100 MW of completed projects and a development pipeline exceeding 1 GW, underpins the execution of the Projects. Strategic partnerships and institutional-grade development capabilities position PowerBank to deliver reliable, high-impact renewable energy solutions.

The Projects advance New York’s path to 10 GW of distributed solar and 6GW of energy storage by 2030. The State leads the United States in community solar capacity, having achieved the New York State Climate Act 6 GW solar goal in the fall of 2024.

There are several risks associated with the development of the Projects. The development of any project is subject to receipt of a community solar contract, receipt of interconnection approval, receipt of required permits, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in the Projects receiving less tax credits than estimated and no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Projects and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the expected construction value of the Projects; the expected value of United States Investment Tax Credits; that the Projects will achieve safe harbor and remain eligible for the United States Investment Tax Credits, the expected savings for local residents; the receipt of interconnection approval, permits and financing to be able to construct the Projects; the receipt of incentives for the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; that the procurement of transformers is sufficient to safe harbor the Projects in order for the Projects to remain eligible for the United States Investment Tax Credits; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; that the procurement of transformers is determined to not be sufficient to safe harbor the Projects in order for the Projects to remain eligible for the United States Investment Tax Credits; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation